

2007 Annual Report

EXTENDING OUR REACH

Heritage Financial

Letter to Stockholders

I am pleased to report that Heritage Financial Group continued to post solid growth in 2007, reflecting the fundamental strength of our operations and building on the momentum we have achieved in recent years. Improvements on our balance sheet and income statement during 2007 underscore the success of our strategies to reach new customers, not only in terms of the products and services we offer, but also in our ongoing expansion initiatives.

Highlights of the year included a 10% increase in our loan portfolio and corresponding expansion of our deposit base by 11%. These impressive gains helped drive higher profits for the Company in 2007 and improved returns for our stockholders, as net income for the year increased 24% to $2,921,000 from $2,354,000 in 2006.

On a diluted per share basis, the increase in net income was even more substantial, rising 27% to $0.28 from $0.22 for 2006. The disproportionate increase in earnings per share reflected the positive impact of our third stock repurchase plan, approved in February 2007. Under this program, we were authorized to purchase up to 300,000 shares, or approximately 10% of its outstanding publicly held shares of common stock. Through December 31, 2007, we repurchased 61,000 shares, leaving a remaining authorization at year's end of 239,000 shares. The Board recently extended this program through February 2009.

I am pleased to note that, along with our stock repurchase activity, we also have taken other steps to enhance stockholder value, specifically by increasing our dividend payout per share. In January 2008, our Board of Directors increased the quarterly dividend 17% to $0.07 per share from the previous level of $0.06 per share. This was the second consecutive year in which the Board has raised the dividend following the initiation of payments in October 2005.

In terms of physical expansion, 2007 was an active period for us, too. Throughout the year, work continued on our first permanent branch in Ocala, Florida, which opened in January 2008 at 4726 SW College Road to replace the temporary location we have occupied since entering the market in August 2006. During the year we also purchased property in Ocala for a second banking location. When completed in the spring of 2008, it will serve as HeritageBank of the South's main office in Ocala. Situated in the downtown business district, it will focus on commercial banking, nicely complementing the suburban and more retail-oriented nature of our other branch.

We are pleased to look back on the past year's financial growth and improved profitability, which are especially encouraging considering the general pressures that are now affecting the banking industry. We are confident that the same strategies that led to this success will continue to help us extend our reach to new customers, build on the momentum we carry into the new year, and drive solid performance in the future.

Sincerely,

O. Leonard Dorminey
President and Chief Executive Officer



Clearly, the growth of our loan portfolio in 2007 reflected our ability to penetrate our current markets more deeply, both our historic base in and around Albany and our newest market in Ocala, Florida. Much of our loan growth reflects our ongoing focus on commercial banking, which we believe holds attractive opportunities for enhanced profitability and is, thus, a key element of our long-term strategy.



We have expanded our capabilities to better meet the financial needs of long-standing customers and position HeritageBank of the South to build new relationships. Representing our increasing commitment to this area are commercial bankers like Chuck Logan, who works with Seaborn Curry, owner of Palmyra Doors & Hardware Company, to provide banking and finance solutions that help Seaborn grow his business.

EXTENDING OUR REACH

Commerical Banking

Lending is the engine that drives growth for any bank, and commercial banking is the power behind that progress. In conjunction with the evolution and expansion of HeritageBank of the South, we have placed greater emphasis on commercial banking for this reason. Perhaps the most relevant indicator of our success in this area is the 10% increase we witnessed in our overall loan portfolio during 2007, exceeding the $300 million mark for the first time. This higher level included an 18% increase in commercial loans, which now represent 51% of the total portfolio.

Importantly, loan growth has occurred across our markets. It reflects the continued success we have achieved in increasing market penetration in our home region surrounding Albany, Georgia, as well as the momentum and increased visibility we have experienced in Ocala, Florida. In both places, we think the expansion of our loan portfolio also underscores a key difference for us as a community bank, with solid local-market knowledge and strong, responsive service. Every day, our team of commercial bankers puts that philosophical and operational difference to work, providing small business loans and other financial solutions for small- to middle-market companies, as well as doctors, lawyers and other professionals. To us, this means more than merely executing loan agreements or establishing commercial deposit accounts and processes, it means having a good understanding of our customers' businesses and their long-term objectives. It's about adding value to a relationship, something we've been pretty good at for more than 50 years.

Loans Receivable (in millions)


2007
$305
2006
$277
2005
$254

In August 2006, HeritageBank of the South took a historic step with the first expansion ever outside our home market of Albany, Georgia. In 2007, we completed a full year of operations in Ocala, and in early 2008, we opened our first permanent branch there, replacing our temporary facilities and fully implementing the look, feel and branding associated with HeritageBank of the South.

We initiated our entry into the Ocala market with a strong and seasoned team of commercial bankers, which is a key reason for the success we have achieved in building our loan portfolio there. In 2007, we announced our intent to add a second, downtown office, which currently is scheduled to open in the spring of 2008. This new office will not only serve as our main office in Ocala, it also will become the hub for our commercial banking activities, positioning us to cater to the city's vibrant business community and its appetite for commercial banking products and services.

In November 2007, we announced another expansion initiative – our proposed investment of $1 million in Chattahoochee Bank of Georgia, a new bank being organized and headquartered in the northeast Georgia city of Gainesville. The investment, which remains subject to several conditions, will give Heritage Financial Group an ownership position of slightly less than 5% of a bank that will target owners of small to medium-size businesses and professionals in the fast-growing area encompassed by Hall County and northern Gwinnett County. We continue to evaluate expansion opportunities in high-growth markets – either directly, as demonstrated by our expansion to Ocala, Florida, by de novo start-up activities or, in this case, by investing in a newly formed bank. And we expect these efforts to benefit loan growth going forward.

EXTENDING OUR REACH

New Markets


HeritageBank
OF THE SOUTH

Diana Jochumsen is *the* face of HeritageBank of the South in Ocala. Sure, there are other faces, other staff there, equally important in their supporting roles. But for our customers in Ocala, Diana represents the intersection of customer service and customer satisfaction – a not so remarkable achievement actually, considering her 31 years of experience in the area and her familiarity with banking in Ocala.



Pick almost any day of the week, and you probably will find Robert "Bucky" Leach – a financial advisor and head of our Brokerage Services Division – catching up with clients and friends at the Corner Café, starting the day with coffee and talk of morning news, market trends, and investment ideas. It's an impromptu, low-key way of demonstrating high-touch service, building trust and enhancing accessibility.

EXTENDING OUR REACH

Brokerage Services

As we look for ways to extend our reach to new customers, and strengthen relationships with longstanding ones, we know the depth and breadth of our services set us apart in a competitive banking marketplace. That starts by providing a full range of deposit and lending solutions that address the goals and needs of customers of all sizes. Some customers face more complex requirements or objectives, and in these cases the availability of brokerage and other investment services complements customary banking products to offer a more complete financial solution.

It's not uncommon for banks to offer investment services, and many turn to contract personnel for these specialized services. We think a better approach is to build a knowledgeable and trusted staff from within, with employees that have lived and worked alongside our customers for years. Rather than seeing brokerage services as a transaction-oriented business or in competition with our banking products, we build on the stability, strength and long-term focus of our banking organization. Our investment counselors begin with specific goals or concerns, along with the client's personal situation and life phase. From there, we work forward to formulate a comprehensive plan to achieve the desired results, no matter where that plan leads in terms of products or resources. Because of this personal and attentive service, we have developed a reputation as a trusted financial advisor to many, and it has enabled us to increase assets under management almost 50% in just three years.

Assets Under Management (in millions)


2007
$145
2006
$116
2005
$ 97

Board of Directors and Officers

Heritage Financial Group

Board of Directors
Antone D. Lehr, Chairman [2]
Retired, Former owner of Computer Showcase

Joseph C. Burger, Jr., Vice Chairman [1,2]
Retired, Former Associate
Professor of Accounting and Finance
University System of Georgia

O. Leonard Dorminey
President and Chief Executive Officer
Heritage Financial Group
Chief Executive Officer
HeritageBank of the South

J. Keith Land [1,3]
Planning Manager
Coats and Clark
(a textile manufacturer)

Douglas J. McGinley [2,3]
Director, Dougherty County Jail Facility
Dougherty County, Georgia

Carol W. Slappey
President
HeritageBank of the South

J. Lee Stanley [1,3]
Retired, Senior Magistrate Judge
and Chief Appraiser
Lee County, Georgia

[1] Audit Committee
[2] Compensation Committee
[3] Nominating Committee


Burger


Cassity


DePasquale


Dorminey


Fleetwood


Fountain


Jones


Mansfield


McGinley


Moore


Nardandrea


Scott


Sharpe


Slappey

Executive Officers
O. Leonard Dorminey
President and Chief Executive Officer

T. Heath Fountain
Senior Vice President
and Chief Financial Officer

O. Mitchell Smith
Executive Vice President
and Senior Credit Officer

HeritageBank of the South

Board of Directors
Antone D. Lehr, Chairman
Retired, Former owner of Computer Showcase

Joseph C. Burger, Jr., Vice Chairman
Retired, Former Associate
Professor of Accounting and Finance
University System of Georgia

Edward J. Cassity
Major General, Retired
United States Marine Corps

O. Leonard Dorminey
President and Chief Executive Officer
Heritage Financial Group
Chief Executive Officer
HeritageBank of the South

Douglas J. McGinley, Secretary
Jail Director, Sheriff's Office
Dougherty County, Georgia

James H. Moore, III
Managing Partner
Moore, Clarke, DuVall & Rodgers, P.C.

Hubert F. Scott, Jr.
Real Estate Investments
and Property Management

Fred F. Sharpe
President
U-Save-It Pharmacy, Inc.

Carol W. Slappey
President, Albany Region
HeritageBank of the South


Kirk


Land


Lehr


Smith


Stanley


Trexler

Executive Officers
O. Leonard Dorminey
Chief Executive Officer

John N. Kirk
President, Florida Region

Carol W. Slappey
President, Albany Region

O. Mitchell Smith
Executive Vice President
and Senior Credit Officer

T. Heath Fountain
Senior Vice President
and Chief Financial Officer

Florida Advisory Board

Ken DePasquale
Chief Executive Officer
Thoroughbred Hospitality

Brad Fleetwood
Retired Insurance Executive

Braxton Jones
President
Braxton Jones, Inc. and
Ice House USA, Inc.

Barry Mansfield
President
Cullison-Wright Construction
Corporation

John P. Nardandrea Jr., M.D.
Family Care Specialists

Tom Trexler
Executive Vice President
Nobility Homes, Inc.

HeritageBank of the South Locations

Georgia
Main Office
721 North Westover Boulevard
Albany, Georgia 31707

Branch Offices:
Downtown Office
310 West Oglethorpe Boulevard
Albany, Georgia 31701

East Albany Office
200 Loftus Drive
Albany, Georgia 31705

Slappey Office
2801 North Slappey Boulevard
Albany, Georgia 31707

Lee County Office
119 Robert B. Lee Drive
Leesburg, Georgia 31763

Worth County Office
504 North Main Street
Sylvester, Georgia 31791

Florida
Main Office
1403 East Silver Springs Boulevard
Ocala, Florida 34470
(opening spring 2008)

Branch Office
Heathbrook Office
4726 SW College Road
Ocala, Florida 34474



[illegible]

Financial Section

Heritage Financial Group

Selected Consolidated Financial Information

(In thousands)	At December 31, 2007	2006	2005	2004	2003
Selected Financial Condition Data:					
Total assets	**$ 468,672**	$ 413,330	$ 363,797	$ 343,468	$ 335,668
Loans, net	**300,257**	272,700	250,493	235,275	240,794
Securities available for sale, at fair value:					
U.S. government and agency securities	**14,996**	29,439	14,044	11,528	8,960
Corporate debt securities	**3,854**	4,106	3,786	4,364	2,965
Mortgage-backed securities	**55,598**	28,044	31,098	26,478	24,481
State, county and municipal	**31,878**	16,316	6,869	8,874	7,210
Equity and other investments	**1,540**	6,667	9,069	8,044	7,896
Federal Home Loan Bank stock, at cost	**2,970**	2,499	2,927	2,957	2,000
Deposits	**330,629**	299,189	238,640	248,543	255,321
Federal Home Loan Bank advances and other borrowings	**50,000**	40,000	50,000	51,000	40,000
Total equity	**65,592**	62,808	68,983	39,134	36,987

(In thousands)	For the Year Ended December 31, 2007	2006	2005	2004	2003
Selected Operations Data:					
Total interest income	**$ 27,997**	$ 22,609	$ 19,243	$ 17,780	$ 18,720
Total interest expense	**13,462**	8,377	5,935	4,898	5,853
Net interest income	**14,535**	14,232	13,308	12,882	12,867
Provision for loan losses	**1,178**	695	1,014	200	650
Net interest income after provision for loan losses	**13,357**	13,537	12,294	12,682	12,217
Fees and service charges	**5,129**	4,121	3,836	3,932	2,969
Gain (loss) on sales of investment securities	**(355)**	(59)	(5)	139	403
Other noninterest income	**1,916**	1,548	1,504	1,384	1,589
Total noninterest income	**6,690**	5,610	5,335	5,455	4,961
Total noninterest expense	**17,976**	16,060	13,584	13,054	13,849
Income before taxes and extraordinary items	**2,071**	3,086	4,045	5,083	3,329
Income tax provision (benefit)	**(850)**	732	1,095	1,550	1,053
Net income	**$ 2,921**	$ 2,354	$ 2,950	$ 3,533	$ 2,276

Selected Consolidated Financial Information

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on assets	**0.66%**	0.63%	0.83%	1.04%	0.70%
Return on equity	**4.55%**	3.44%	5.18%	9.28%	6.39%
Dividend payout ratio	**26.12%**	28.64%	16.13%	–	–
Interest Rate Spread Information:					
Average during period	**3.22%**	3.50%	3.86%	4.08%	4.14%
End of period	**3.22%**	3.72%	3.97%	3.92%	4.24%
Net interest margin(1)	**3.70%**	4.19%	4.15%	4.23%	4.31%
Operating expense to average total assets	**4.05%**	4.29%	3.81%	3.84%	4.28%
Average interest-earning assets to average interest-bearing liabilities	**114.66%**	116.64%	115.95%	110.10%	108.63%
Efficiency ratio(2)	**84.69%**	80.94%	72.86%	71.19%	77.68%
Asset Quality Ratios:					
Nonperforming assets to total assets at end of period	**0.76%**	0.14%	0.25%	0.22%	0.26%
Nonperforming loans to total loans	**1.05%**	0.09%	0.33%	0.24%	0.19%
Allowance for loan losses to nonperforming loans	**137.49%**	1582.00%	473.18%	525.71%	754.96%
Allowance for loans losses to net loans	**1.45%**	1.47%	1.44%	1.24%	1.43%
Net charge offs to average loans outstanding	**0.29%**	0.09%	0.15%	0.30%	0.24%
Capital Ratios:					
Equity to total assets at end of period	**14.00%**	15.22%	18.96%	11.39%	11.02%
Average equity to average assets	**14.47%**	18.29%	15.98%	11.21%	11.02%
Other Data:					
Number of full-service offices	7	7	6	6	7

(1) Net interest income divided by average interest-earning assets.

(2) Total noninterest expense as a percentage of net interest income plus non-interest income.

General

Heritage Financial Group is the parent holding company of HeritageBank of the South. The Company is in a mutual holding company structure and 73% of its outstanding common stock is owned by Heritage, MHC, a federal mutual holding company.

The principal business of the Company is operating our wholly owned subsidiary, the Bank. Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans and investment and mortgage-backed securities, and the interest we pay on our interest-bearing liabilities, consisting of savings and checking accounts, money market accounts, time deposits, federal funds purchased and securities sold under agreements to repurchase and borrowings. Our results of operations also are affected by our provisions for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of service charges on deposit accounts, mortgage origination fees, transaction fees, bank-owned life insurance, and commissions from investment services. Noninterest expense consists primarily of salaries and employee benefits, occupancy, equipment and data processing, advertising, professional fees and other costs. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Evolution of Business Strategy

We originally were chartered as a federal credit union in 1955. In 1998, we became a community chartered credit union. We accepted deposits and made loans to members who lived, worked or worshiped in the approved counties for the credit union charter. In 2001, we converted to a mutual thrift charter in order to better serve our customers and communities through a broader lending ability and an expanded customer base beyond the field of membership permitted for our credit union. The mutual holding company structure was established in 2002, and we converted from a thrift charter to a state savings bank charter in 2005. We feel this structure best suits our continued efforts to grow and expand our commercial business.

The Company completed an initial public stock offering stock offering on June 29, 2005. It sold 3,372,375 shares of common stock in that offering for $10.00 per share. The Company's employee stock ownership plan (the "ESOP") purchased 440,700 shares with the proceeds of a loan from the Company. The Company received net proceeds of $32.4 million in the public offering, 50% of which was contributed to the Bank and $4.4 million of which was loaned to the ESOP for its purchase of shares in the offering. The Company also issued an additional 7,867,875 shares of common stock to MHC, so that MHC would own 70% of the outstanding common stock at the closing of the offering.

Our current business strategy is to operate a well-capitalized and profitable commercial and retail financial institution dedicated to serving the needs of our customers. We strive to be the primary financial institution in the market areas we serve. We offer a broad range of products and services while stressing personalized and efficient customer service and convenient access to these products and services. We intend to continue to operate as a commercial and consumer lender. We have structured operations around a branch system that is staffed with knowledgeable and well-trained employees. Subject to capital requirements and our ability to grow in a reasonable and prudent manner, we may open additional branches as opportunities arise. In addition to our branch system, we continue to expand electronic services for our customers. We attempt to differentiate ourselves from our competitors by providing a higher level of customer service.

Our core business is composed of the following:

1. **Commercial Banking and Small Business Lending:** We focus on the commercial real estate and business needs of individuals and small- to medium-sized businesses in our market area. In addition, we focus on high net worth individuals and small business owners. The commercial banking department is composed of seasoned commercial lenders and a support staff with years of combined experience in the industry. We expect this department to continue to be the fastest growing component of our business.

2. **Indirect Auto Lending:** We provide automobile loans to customers through long-standing relationships with a number of automobile dealerships throughout southern Georgia. While indirect lending is highly competitive, our ability to provide same-day funding makes our product attractive.

3. **Retail Banking:** We operate a network of six branch offices located in Dougherty, Lee and Worth counties and one branch located in Ocala, Florida. Each office is staffed with knowledgeable banking professionals who strive to deliver quality service.

4. **Brokerage/Investment Services:** We offer investment products, life, health, disability and long-term care insurance through our brokerage department. Our licensed personnel have over 25 years of experience in the financial services industry.

5. **Mortgage Lending:** Staffed with experienced mortgage originators and processors, our mortgage lending department originates residential mortgage loans that are primarily funded by third-party mortgage lenders. We collect a fee on the origination of these loans.

We continue to implement this business strategy. A critical component of this strategy includes increasing our commercial loan portfolio. During 2007, our commercial real estate, nonresidential, business and multifamily loans increased $24.1 million or 18.4% to $155.0 million. Our ability to continue to grow our commercial loan portfolio is an important element of our long term business strategy. Commercial loans are considered to entail greater risks than one- to four-family residential loans.

Another key component of our business strategy is the expansion of our operations beyond the Southwest Georgia market. On August 8, 2006, we commenced operating a branch in Ocala, Florida. As of December 31, 2007, we had approximately $26.6 million in loans and $24.6 million in deposits generated in our North Central Florida market. Operating a branch outside of the Southwest Georgia market subjects us to additional risk factors. These risk factors include, but are not limited to the following: management of employees from a distance, lack of knowledge of the local market, additional credit risks, logistical operational issues, and time constraints of management. These risk factors, as well as others we have not specifically identified, may affect out ability to successfully operate outside of our current market area.

Our net interest income is affected by market interest rate changes. In September 2007, the Federal Reserve began lowering interest rates. Through March 18, 2008, the Federal Reserve has cut rates six times for a total of 300 basis points. Our assets generally reprice faster than our liabilities. As rates decrease, our net interest income decreases. Our net interest margin decreased 54 basis points in 2007. If rates continue to drop or remain level, we expect our net interest margin to decrease in 2008.

Asset and Liability Management and Market Risk

Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market rates change over time. Like other financial institutions, our results of operations are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In doing so, we analyze and manage assets and liabilities based on their interest rates and payment streams, timing of maturities, repricing opportunities, and sensitivity to actual or potential changes in market interest rates.

To manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to understand, measure, monitor, and control the risk. These policies are designed to allow us to implement strategies to minimize the effects of interest rate changes to net income and capital position by properly matching the maturities and repricing terms of our interest earning assets and interest bearing liabilities. These policies are implemented by the risk management committee, which is composed of senior management and board members. The risk management committee establishes guidelines for and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity requirements. The objectives are to manage assets and funding sources to produce results that limit negative changes in net income and capital while supporting liquidity, capital adequacy, growth, risk and profitability goals. Senior managers oversee the process on a daily basis. The risk management committee meets quarterly to review, among other things, economic conditions and interest rate outlook, current and projected needs and capital position, anticipated changes in the volume and mix of assets and liabilities, interest rate risk exposure, liquidity position and net portfolio present value. The committee also recommends strategy changes, as appropriate, based on their review. The committee is responsible for reviewing and reporting the effects of the policy implementations and strategies to the board of directors on a quarterly basis.

In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

- Limiting the percentage of long-term fixed-rate loans within our portfolio;
- Originating a mix of variable-rate and shorter term fixed-rate loans;
- Originating prime-based home equity lines of credit;
- Managing deposit relationships for stability and a lower cost of funds position;
- Using Federal Home Loan Bank advances and other funding sources to align maturities and repricing terms of funding sources with loans; and
- Continuing the origination of consumer loans.

The risk management committee has oversight over the asset-liability management of the Company. This committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net income and the market value of portfolio equity. Market value of portfolio equity is a measurement of the value of the balance sheet at a fixed point in time. It is summarized as the fair value of assets less the fair value of liabilities. The committee reviews computations of the value of capital at current interest rates and alternative interest rates. The variance in the net portfolio value between current interest rate computations and alternative rate computations represents the potential impact on capital if rates were to change.

Comparison of Financial Condition at December 31, 2007 and December 31, 2006

Total assets increased $55.3 million, a 13.4% increase from December 31, 2006, to $468.7 million at December 31, 2007. The increase was due to growth in investments and loans, funded by growth in deposits.

Total interest earning assets increased $51.2 million or 13.6% to $427.4 million at December 31, 2007, from $376.2 million at December 31, 2006. Gross loans increased $27.9 million or 10.1% to $304.7 million at December 31, 2007, compared with $276.8 million at December 31, 2006. Investment securities increased $23.3 million or 27.6% to $107.9 million at December 31, 2007. This increase was due primarily to transactions the Company undertook to lock in long term interest rates in anticipation of a lower interest rate environment. We feel these transactions will better mitigate the Company's overall interest rate risk in flat or falling interest rate environments. Other earning assets, consisting of interest bearing deposits and federal funds sold remained flat over the prior year.

Total liabilities increased $52.6 million or 5.0% to $403.1 million at December 31, 2007, compared with $351.0 million at December 31, 2006. This increase was due primarily to the increase in interest bearing liabilities, which increased $45.0 million or 13.6%, to $374.9 million at December 31, 2007, from $329.9 million at December 31, 2006. Deposits ended the year at $330.6 million, up 10.5% or $31.4 million from December 31, 2006. This increase was attributable to our geographic expansion efforts, as well as a focus on attracting core deposits. In addition, we increased brokered deposits during 2007 by $24.1 million. Total borrowings amounted to $50.0 million at December 31, 2007, an increase of $10.0 million or 25.0% from December 31, 2006. In addition, we increased federal funds purchased and securities sold under agreements to repurchase by $9.8 million. The increase in these borrowings allowed us to better position our balance sheet for a falling interest rate environment.

Total equity increased $2.8 million or 4.4% to $65.6 million at December 31, 2007. Net income of $2.9 million, the allocation and compensation expense of ESOP shares totaling $651,000, stock-based compensation of $812,000, the exercise of stock options of $115,000, excess tax benefits related to stock-based compensation of $65,000 and issuance of common stock of $5,000 added to our equity position. Other comprehensive loss of $205,000, purchase of treasury stock of $816,000 and dividends of $763,000 decreased our equity position.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Yields on tax-exempt obligations have been computed on a tax equivalent basis. Nonaccruing loans have been included in the table as loans carrying a zero yield. Prior year balances have been adjusted in order to compute yields on a tax equivalent basis.

	Year Ended December 31,								
	2007			2006			2005		
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-Earning Assets:									
Loans	**$ 291,438**	**$ 22,160**	**7.61%**	$264,366	$ 19,123	7.23%	$ 244,687	$ 16,203	6.62%
Taxable investment securities	**79,205**	**4,220**	**5.33**	55,902	2,660	4.76	58,200	2,479	4.26
Tax exempt investment securities	**25,798**	**1,044**	**6.13**	7,077	273	5.85	6,969	275	5.97
Federal funds sold	**10,456**	**544**	**5.20**	10,154	496	4.88	9,218	245	2.77
Interest bearing deposits with banks	**652**	**29**	**4.39**	1,064	57	5.35	1,192	41	3.40
Total interest-earning assets	**407,549**	**27,997**	**7.01**	338,563	22,609	6.72	320,266	19,243	6.07
Interest-Bearing Liabilities:									
Interest bearing demand	**37,217**	**368**	**0.99**	37,891	313	0.83	46,062	345	0.65
Savings and money market	**119,544**	**3,407**	**2.85**	89,285	1,337	1.50	88,624	804	0.88
Retail time deposits	**128,162**	**6,307**	**4.92**	111,299	4,562	4.10	97,457	2,883	2.96
Wholesale time deposits	**14,466**	**776**	**5.37**	158	10	6.27	-	-	-
Borrowings	**56,014**	**2,604**	**4.65**	47,196	2,155	4.57	45,821	1,903	4.13
Total interest-bearing liabilities	**355,403**	**13,462**	**3.79**	285,828	8,377	2.93	277,964	5,935	2.07
Net interest income		**$ 14,535**			$ 14,232			$ 13,308	
Net interest rate spread			**3.22%**			3.79%			4.00%
Net earning assets	**$ 52,146**			$ 52,734			$ 42,302		
Net interest margin			**3.70%**			4.25%			4.18%
Average interest-earning assets to average interest-bearing liabilities	**1.15x**			1.18x			1.15x		

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. The change in interest attributable to rate has been determined by applying the change in rate between years to average balances outstanding in the later year. The change in interest due to volume has been determined by applying the rate from the earlier year to the change in average balances outstanding between years. Changes that are not solely due to volume have been consistently attributed to rate.

	Year Ended December 31,					
	2007 vs. 2006			2006 vs. 2005		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
(Dollars in thousands)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest-earning assets:						
Loans	$ 2,015	$ 1,022	$ 3,037	$ 1,359	$ 1,561	$ 2,920
Taxable investment securities	1,212	348	1,560	(57)	238	181
Tax exempt investment securities	757	14	771	6	(8)	(2)
Federal funds sold	15	33	48	41	210	251
Interest bearing deposits with banks	(19)	(9)	(28)	(5)	21	16
Total interest-earning assets	$ 3,980	$ 1,408	$ 5,388	$ 1,344	$ 2,022	$ 3,366
Interest-bearing liabilities:						
Interest bearing demand	$ (6)	$ 61	55	$ (114)	$ 81	(33)
Savings and money market	566	1,504	2,070	(21)	555	534
Retail time deposits	752	993	1,745	450	1,229	1,679
Wholesale time deposits	768	(8)	766	10	–	10
Borrowings	445	4	449	53	199	252
Total interest-bearing liabilities	$ 2,525	$ 2,560	$ 5,085	$ 378	$ 2,064	$ 2,442
Net interest income			$ 303			$ 924

Comparison of Operating Results for the Years Ended December 31, 2007 and December 31, 2006

General

Our net income increased by $567,000 or 24.1% to $2.9 million compared to $2.4 million for the year ended December 31, 2006. Basic and diluted net income per share increased 27.3% or $0.06 per share to $0.28 per share for December 31, 2007, compared with $0.22 at December 31, 2006. An increase in net interest income of $303,000 along with an increase in noninterest income of $1.1 million added to income, while an increase in the provision for loan losses of $483,000, and noninterest expense of $1.9 million decreased earnings. Taxes decreased $1.6 million due to a reversal of a contingent tax liability during 2007.

Further explanations of these changes are discussed in more detail in the following sections.

Net Interest Income

Net interest income increased $303,000 or 2.1% to $14.5 million compared with $14.2 million for the 12 months ending 2006. Our net interest spread decreased 56 basis points to 3.22% compared with 3.78% during the year earlier period. The net interest margin decreased 55 basis points to 3.70% versus 4.25% during the same period in 2006. Average interest earning assets increased $69.0 million or 20.4% to $407.6 million compared with $338.6 million during the year-earlier period. Average interest bearing liabilities increased $69.6 million to $355.4 million compared with $285.8 million at December 31, 2006.

The Federal Reserve Board lowered the targeted federal funds rate 50 basis points to 4.75% on September 18, 2007. In the meetings that have followed, the Federal Reserve Board has lowered the targeted federal funds rate another 250 basis points through March 18, 2008. If rates remain flat or decline, our ability to grow net interest income will be based on our ability to grow interest earning assets. If we are unable to grow interest earning assets at a sufficient rate, our net interest income could decline.

Provision for Loan Losses

We recorded a provision for loans losses of $1.2 million in 2007 compared with $695,000 for the prior-year period. Net charge-offs of $838,000 added to the increase in reserve requirement for 2007. Non-performing loans increased $3.0 million to $3.2 million at December 31, 2007, compared with $258,000 at December 31, 2006. The ratio of non-performing loans to total loans increased to 1.05% compared with 0.09% at December 31, 2006. The allowance for loan losses as a percentage of total loans decreased by one basis point to 1.45% compared with 1.47% at December 31, 2006.

The bulk of our non-performing loans is a $2.4 million loan on a development in the Florida panhandle. This development consists of 24 lots and 17 completed homes. This loan was a participation purchased from a lender in that market. We are currently working through the process of foreclosing on this property. During 2007, we charged off $400,000 on this loan. As we foreclose on this property, we will incur significant legal and operating costs. Although we believe this loan is now written down to the market value of the collateral, we cannot be assured that we will recover this amount. In addition, the real estate market in Florida panhandle has slowed significantly, and we are uncertain of the amount of time it will take to liquidate this property.

Our internal loan review process seeks to identify loans with potential credit problems prior to any default. During 2007, we have seen a general deterioration in the economic condition of our borrowers. At December 31, 2007, we had identified loans totaling $13.4 million, or 4.4% of our portfolio that had problems or potential problems. This compares to $7.0 million, or 2.5% of our portfolio as of December 31, 2006. If economic conditions worsen, we expect to continue to see this trend to continue.

General comments on the provision for loan losses

Management establishes provisions for loan losses, which are charged (or credited) to operations, at a level management believes will reflect probable credit losses based on historical loss trends and an evaluation of specific credits in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and past due status and trends. Management assesses the allowance for loan losses on a monthly basis and makes provisions for loan losses as necessary in order to maintain the proper level of allowance. While management uses available information to recognize losses on loans; future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses is maintained at a level that represents management's best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates.

Noninterest Income

A summary of noninterest income follows:

	For the years ended,			
(Dollars in thousands)	2007	2006	$ Change	% Change
Service charges on deposit accounts	**$ 3,929**	$ 3,159	$ 770	24.4%
Other service charges, commissions and fees	**1,200**	961	229	24.9%
Brokerage fees	**951**	555	396	71.4%
Mortgage origination fees	**350**	446	(96)	-21.5%
Bank owned life insurance	**347**	306	41	13.4%
Gain (loss) on sale of securities	**(355)**	(59)	(296)	501.7%
Other	**268**	242	26	10.7%
Total noninterest income	**$ 6,690**	$ 5,610	$ 1,080	19.3%
Noninterest income as a percentage of average assets	**2.0%**	2.0%		

During 2007, our service charges on deposit accounts increased significantly. The increase was made up primarily of overdraft fees. We have implemented a courtesy overdraft program that allows customers to receive cash ATM withdrawals and make debit card purchases on overdrawn accounts within defined limits for a fee. We expect this product to continue to perform well, however, we do not expect increases in the future to be as significant.

The increase in other service charges, commissions and fees was due primarily to an increase in debit and ATM transactions. Our customers continue to increase debit card usage instead of using cash or checks. We expect this trend to continue.

The increase in our brokerage fees was due primarily to an increase in assets under management. In addition, during 2006, fees were down due to a conversion to a different third party broker/dealer. During that time, our brokerage staff spent significant time in transferring customer accounts, and were unable to dedicate their resources towards business development.

Mortgage fees decreased in 2007 due to a slow down in the real estate market. If the real estate market continues to decline, we could see this trend continue. However, we have had increased refinancing activity as rates have decreased, which should help offset some of the decline from a slower real estate market.

Earnings on bank owned life insurance policies increased due to a rise in the rates on policies, and due to change in carriers that occurred late in 2006.

Other noninterest income increased due to an increase in miscellaneous service charges that took place in 2007. In addition, we had earnings on the rental of a foreclosed property in 2007 that we did not have for all of 2006.

Noninterest Expense

A summary of noninterest expense follows:

	For the years ended December 31,			
(Dollars in thousands)	2007	2006	$ Change	% Change
Salaries and employee benefits	**$ 10,321**	$ 8,901	$ 1,420	16.0%
Equipment	**1,109**	1,171	(62)	-5.3%
Occupancy	**1,045**	1,018	27	2.7%
Advertising and marketing	**450**	326	124	38.0%
Legal and accounting	**460**	647	(187)	-28.9%
Directors fees and retirement	**763**	473	290	61.3%
Consulting and other professional fees	**603**	460	143	31.1%
Telephone	**231**	274	(43)	-15.7%
Supplies	**220**	286	(66)	-23.1%
Data processing fees	**1,151**	1,009	142	14.1%
Other operating	**1,623**	1,495	128	8.6%
Total noninterest expenses	**$ 17,976**	$ 16,060	$ 1,916	11.9%
Noninterest expenses as a percentage of average assets	**4.1%**	3.8%		

$1.1 million of the increase in salaries and employee benefits was due to the acceleration of vesting on certain deferred compensation plans for senior executive officers. The officers are now fully vested in this plan, and this expense will not be recurring in the future. Stock based compensation expense was $200,000 higher in 2007 because our equity incentive plan was not implemented until May of 2006. Commissions and incentives were $100,000 higher in 2007 because of the increase in brokerage fees.

Equipment expense decreased primarily because of decreases in depreciation expense. During 2008 and 2009, we plan to upgrade equipment, and add equipment related to our new branches in Ocala. These additions will cause depreciation to increase in the future.

The increase in occupancy expenses was due to increases in rent and property taxes associated with our expansion efforts in Ocala. This was partially offset by decreases in maintenance and depreciation. As we open two new branches in 2008, we expect these costs to increase.

Advertising and marketing increased due to our increased business development expenses in the Ocala market.

The decrease in legal and accounting fees was due to a significant decrease in legal fees. In 2006, we incurred legal expenses associated with various items, including the implementation of our equity incentive plan and the acquisition of a charter in Florida. There were no such major legal projects in 2007.

The increase in directors fees was due to the addition of an advisory board in Ocala, the acceleration of vesting in deferred compensation plans for three directors, and a full year of stock based compensation expense in 2007 compared to a partial year in 2006.

Consulting and other professional fees increased due to the payment of $250,000 to one vendor for an organizational restructuring, expense reduction and revenue enhancement project. Excluding this payment, these fees would have declined for 2007.

Telephone expenses were down due to switching to a new vendor for data and communication services.

Supply expenses were down due to the renegotiation of a contract with a major vendor.

Data processing expenses increased due to the increased amount of debit card transactions.

The increase in other operating expenses was due primarily to an increase in fraud losses and deposit account write-offs.

Income Tax Expense

Income tax expense was $1.6 million less during the year ended December 31 2007, compared with 2006. The majority of this decrease was due to the reversal of a contingent income tax liability of $1.1 million. The contingent liability had been established in 2001 upon converting to a taxable entity and reflected the potential tax impact of tax positions taken at that time. We believed the filing position was supportable based upon a reasonable interpretation of federal income tax laws and the underlying regulations. However, due to the lack of prior rulings on similar fact patterns, it was unknown whether the tax position would be sustained upon audit by either federal or state tax authorities. The applicable statue of limitations expired on September 15, 2007, making the contingency reserve unnecessary. We have no other contingent reserves for uncertain tax positions.

In addition, net income before taxes was lower in 2007 than in 2006. Because of the large income tax benefit, effective tax rates for 2007 and 2006 do not provide meaningful comparisons.

Liquidity and Commitments

We are required to have enough cash and investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained.

Our liquidity, represented by cash and cash equivalents, is a product of our operating, investing and financing activities. The Company has $23.8 million in cash, fed funds sold and interest bearing deposits generally available for its cash needs. The Bank's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided by operations. While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Bank invests excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. The Bank also generates cash through borrowings, primarily from Federal Home Loan Bank advances, to leverage its capital base, provide funds for its lending and investment activities and enhance its interest rate risk management.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds. On a longer term basis, we maintain a strategy of investing in various lending products and investment securities, including mortgage-backed securities. The Bank uses its sources of funds primarily to meet its ongoing commitments, pay maturing deposits, fund withdrawals and fund loan commitments. At December 31, 2007, the total approved loan commitments and unused lines of credit outstanding amounted to $44.2 million, and outstanding letters of credit were $5.0 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2007, totaled $134.5 million. It is management's policy to manage deposit rates that are competitive with other local financial institutions. Based on this management strategy, we believe that a majority of maturing deposits will remain with the Bank. In addition, the Bank had the ability, at December 31, 2007, to borrow an additional $33.9 million from the Federal Home Loan Bank of Atlanta and $17.9 million from another lender as a funding source to meet commitments and for liquidity purposes.

The consolidated statement of cash flows for the 12 months ended December 31, 2007 and 2006, detail cash flows from operating, investing and financing activities. For the 12 months ended December 31, 2007, net cash provided by operating activities was $6.3 million, while investing activities used $56.9 million, primarily to fund loan and investment growth, and financing activities provided $49.8 million primarily from an increase in deposits and other borrowings, resulting in a net decrease in cash during the 12 month period of $827,000.

In July 2007, we purchased a building for our main office in Ocala for $1.1 million. We expect to spend approximately $750,000 by the end of 2008 renovating this building. In March 2008, we purchased a lot in the Southwest Georgia market for $743,000 for potential future expansion. We are considering building a branch on this site, but will likely not start construction until 2009.

Off-Balance-Sheet Liabilities

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. A summary of the Company's commitments as of December 31, 2007 is as follows:

(In thousands)	
Commitments to extend credit	$ 44,175
Financial stand-by letters of credit	4,991
	$ 49,166

Capital

Effective January 1, 2005, the Company and the Bank became subject to minimum capital requirements imposed by the Georgia Department of Banking and Finance. As of that same date, the Bank also became subject to minimum capital requirements and capital categories established by the FDIC. Based on their capital levels at December 31, 2007, the Company and the Bank exceeded these state and federal requirements. Consistent with our goals to operate a sound and profitable organization, our policy is for the Bank to maintain a "well-capitalized" status under the capital categories of the FDIC. Based on capital levels at December 31, 2007, the Bank was considered to be well-capitalized.

At December 31, 2007, the Company had total equity of $65.6 million or 14.0% of total assets. Under Georgia capital requirements for holding companies, the Company had Tier 1 leverage capital of $66.1 million or 14.9%, which is $48.3 million above the 4.0% requirement.

At December 31, 2007, the Bank had Tier 1 leverage capital of $55.8 million or 12.6%, which is $38.1 million above the 4.0% requirement. In addition, it had a Tier 1 risked-based capital ratio of 15.9% and total risked-based capital ratio of 17.1%. As reflected below, the Bank exceeded the minimum capital ratios to be considered well-capitalized at December 31, 2007:

	Actual		For Capital Adequacy Purposes		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in Thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk Weighted Assets	$ 60,191	17.1%	$ 28,087	8.0%	$ 35,108	10.0%
Tier I Capital to Risk Weighted Assets	$ 55,802	15.9%	$ 14,043	4.0%	$ 21,065	6.0%
Tier I Capital to Average Total Assets	$ 55,802	12.6%	$ 17,710	4.0%	$ 22,138	5.0%

Critical Accounting Policies

We have established certain accounting and financial reporting policies to govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the Notes to Consolidated Financial Statements. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions used by management are based on historical experience and other factors that are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from the judgments and estimates adopted by management, which could have a material impact on the carrying values of assets and liabilities and the results of our operations. We believe the following accounting policies applied by us represent critical accounting policies.

Allowance for Loan Losses. We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of our consolidated financial statements. The allowance for loan losses represents management's estimate of probable loan losses in the loan portfolio. Calculation of the allowance for loan losses represents a critical accounting estimate due to the significant judgment, assumptions and estimates related to the amount and timing of estimated losses, consideration of current and historical trends and the amount and timing of cash flows related to impaired loans.

Management believes that the allowance for loan losses is maintained at a level that represents our best estimate of probable losses in the loan portfolio. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. These agencies may require us to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Management evaluates current information and events regarding a borrower's ability to repay its obligations and considers a loan to be impaired when the ultimate collectibility of amounts due, according to the contractual terms of the loan agreement, is in doubt. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for losses on loans.

Subsequent recoveries are credited to the allowance for loan losses. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to principal and then to interest income.

Income Taxes. SFAS No. 109, "Accounting for Income Taxes," requires the asset and liability approach for financial accounting and reporting for deferred income taxes. We use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences. See Note 10 of the Notes to Consolidated Financial Statements for additional details.

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in the jurisdiction in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and the provision for loan losses, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet.

After converting to a federally chartered savings association, the Bank became a taxable organization. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary difference between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The Internal Revenue Code and applicable regulations are subject to interpretation with respect to the determination of the tax basis of assets and liabilities for credit unions that convert charters and become a taxable organization. Since the Bank's transition to a federally chartered thrift, the Bank has recorded income tax expense based upon management's interpretation of the applicable tax regulations. Positions taken by the Company in preparing our federal and state tax returns are subject to the review of taxing authorities, and the review of the positions we have taken by taxing authorities could result in adjustments to our financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Heritage Financial Group
and Subsidiary
Albany, Georgia

We have audited the accompanying consolidated balance sheets of Heritage Financial Group and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heritage Financial Group and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Mauldin & Jenkins, LLC

Albany, Georgia
March 27, 2008

Consolidated Balance Sheets
(December 31, 2007 and 2006)

	2007	2006
Assets		
Cash and due from banks	$ 8,953,836	$ 9,781,232
Interest-bearing deposits in banks	379,961	2,153,859
Federal funds sold	14,505,000	12,677,000
Securities available for sale, at fair value	107,867,192	84,571,767
Federal home loan bank stock, at cost	2,969,700	2,499,400
Loans	304,673,138	276,776,236
Less allowance for loan losses	4,415,669	4,075,997
Loans, net	300,257,469	272,700,239
Premises and equipment, net	14,815,520	12,815,482
Accrued interest receivable	2,586,357	2,288,827
Foreclosed assets	364,999	322,449
Intangible assets	1,000,000	1,000,000
Cash surrender value of bank owned life insurance	8,640,647	8,293,202
Other assets	6,331,560	4,226,365
	$ 468,672,241	$ 413,329,822
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing	$ 21,058,567	$ 14,784,180
Interest-bearing	309,570,843	284,404,324
Total deposits	330,629,410	299,188,504
Federal funds purchased and securities sold under repurchase agreements	15,288,452	5,531,394
Other borrowings	50,000,000	40,000,000
Accrued interest payable	947,352	522,666
Other liabilities	6,214,877	5,278,480
Total liabilities	403,080,091	350,521,044
Commitments and contingencies		
Stockholders' equity		
Preferred stock, par value $0.01; 1,000,000 shares authorized; no shares issued	-	-
Common stock, par value $0.01; 25,000,000 shares authorized; 11,443,723 and 11,449,155 issued and outstanding	114,437	114,492
Capital surplus	39,009,323	37,807,784
Retained earnings	42,406,483	40,248,349
Accumulated other comprehensive loss	(3,303,342)	(3,097,880)
Unearned employee stock ownership plan (ESOP) shares, 330,525 and 374,595 shares	(3,305,250)	(3,745,950)
	74,921,651	71,326,795
Treasury stock, at cost, 615,934 and 555,138 shares	(9,329,501)	(8,518,017)
Total stockholders' equity	65,592,150	62,808,778
	$ 468,672,241	$ 413,329,822

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

(Years Ended December 31, 2007 and 2006)

	2007	2006
Interest income		
Interest and fees on loans	**$ 22,160,348**	$ 19,122,694
Interest on taxable securities	**4,220,327**	2,659,905
Interest on nontaxable securities	**1,044,406**	273,303
Interest on federal funds sold	**543,683**	495,471
Interest on deposits in other banks	**28,592**	56,917
	27,997,356	22,608,290
Interest expense		
Interest on deposits	**10,858,559**	6,221,300
Interest on other borrowings	**2,603,812**	2,155,388
	13,462,371	8,376,688
Net interest income	**14,534,985**	14,231,602
Provision for loan losses	**1,178,000**	695,000
Net interest income after provision for loan losses	**13,356,985**	13,536,602
Noninterest income		
Service charges on deposit accounts	**3,928,553**	3,159,250
Other service charges, commissions and fees	**1,199,643**	961,361
Brokerage fees	**950,524**	555,148
Mortgage origination fees	**350,276**	446,912
Bank owned life insurance	**347,445**	305,760
Loss on sale of securities	**(355,161)**	(58,663)
Other	**269,011**	239,887
	6,690,291	5,609,655
Noninterest expense		
Salaries and employee benefits	**10,321,235**	8,901,210
Equipment	**1,109,431**	1,171,471
Occupancy	**1,045,058**	1,017,898
Data processing fees	**1,151,152**	1,008,865
Directors fees and retirement	**762,840**	472,863
Consulting and other professional fees	**603,275**	459,860
Advertising and marketing	**449,815**	326,217
Legal and accounting	**460,438**	646,573
Telephone	**231,159**	274,531
Supplies	**219,920**	285,901
Other operating	**1,622,244**	1,494,754
	17,976,567	16,060,143
Income before income tax expense (benefit)	**2,070,709**	3,086,114
Applicable income tax expense (benefit)	**(850,396)**	732,477
Net income	**$ 2,921,105**	$ 2,353,637
Basic earnings per share	**$ 0.28**	$ 0.22
Diluted earnings per share	**$ 0.28**	$ 0.22

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(Years Ended December 31, 2007 and 2006)

	2007	2006
Net income	$ 2,921,105	$ 2,353,637
Other comprehensive income (loss):		
Net unrealized gain on cash flow hedge arising during the period, net of tax of $156,558	234,838	–
Net unrealized holding gains (losses) arising during period, net of tax (benefit) of $(323,476) and $262,893	(492,140)	399,974
Reclassification adjustment for losses included in net income, net of tax benefit of $140,858 and $23,266	214,303	35,397
Adjustment to recognize funded status of pension plan, net of tax benefit of $127,335	(162,463)	
Effects of changing pension plan measurement date pursuant to SFAS No. 158, net of tax benefits of $912	–	1,367
Total other comprehensive income (loss)	(205,462)	436,738
Comprehensive income	$ 2,715,643	$ 2,790,375

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(Years Ended December 31, 2007 and 2006)

	Common Stock		Capital	Retained	Unearned ESOP	Treasury	Accumulated Other Comprehensive	
	Shares	Par Value	Surplus	Earnings	Shares	Stock	Income (Loss)	Total
Balance, December 31, 2005	11,241,250	$ 112,413	$37,126,877	$ 38,717,576	$ (4,186,650)	$ –	$(2,786,569)	$68,983,647
Net income	–	–	–	2,353,637	–	–	–	2,353,637
Cash dividend declared, $0.20 per share	–	–	–	(673,936)	–	–	–	(673,936)
Adjustment related to initial adoption of SFAS 158, net of tax	–	–	–	–	–	–	(748,049)	(748,049)
Effects of changing pension plan measurement date pursuant to SFAS No. 158:								
Service cost, internal cost and expected return on plan assets for October 1 - December 31, net of tax	–	–	–	(147,561)	–	–	–	(147,561)
Amortization of prior service cost for October 1 - December 31, net of tax	–	–	–	(1,367)	–	–	1,367	–
Issuance of restricted shares of common stock	207,905	2,079	(2,079)	–	–	–	–	–
Stock-based compensation expense	–	–	521,715	–	–	–	–	521,715
Repurchase of 555,328 shares of stock for the treasury	–	–	–	–	–	(8,520,680)	–	(8,520,680)
Issuance of 190 shares of common stock from the treasury	–	–	432	–	–	2,663	–	3,095
Other comprehensive income	–	–	–	–	–	–	435,371	435,371
ESOP shares earned, 44,070 shares	–	–	160,839	–	440,700	–	–	601,539
Balance, December 31, 2006	11,449,155	114,492	37,807,784	40,248,349	(3,745,950)	(8,518,017)	(3,097,880)	62,808,778
Net income	–	–	–	**2,921,105**	–	–	–	**2,921,105**
Cash dividend declared, $0.24 per share	–	–	–	**(762,971)**	–	–	–	**(762,971)**
Stock-based compensation expense	–	–	**811,781**	–	–	–	–	**811,781**
Repurchase of 61,106 shares of stock for the treasury	–	–	–	–	–	**(816,227)**	–	**(816,227)**
Issuance of 310 shares of common stock from the treasury	–	–	**110**	–	–	**4,743**	–	**4,853**
Forfeiture of 14,632 shares of restricted stock	**(14,632)**	**(147)**	**147**	–	–	–	–	–
Other comprehensive loss	–	–	–	–	–	–	**(205,462)**	**(205,462)**
Excess tax benefit from stock-based compensation plans	–	–	**64,119**	–	–	–	–	**64,119**
Exercise of stock options	**9,200**	**92**	**115,276**	–	–	–	–	**115,368**
ESOP shares earned, 44,070 shares	–	–	**210,106**	–	**440,700**	–	–	**650,806**
Balance, December 31, 2007	**11,443,723**	**$ 114,437**	**$39,009,323**	**$ 42,406,483**	**$(3,305,250)**	**$(9,329,501)**	**$(3,303,342)**	**$65,592,150**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
(Years Ended December 31, 2007 and 2006)

	2007	2006
OPERATING ACTIVITIES		
Net income	$ 2,921,105	$ 2,353,637
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	974,435	1,045,566
Provision for loan losses	1,178,000	695,000
ESOP compensation expense	650,806	601,539
Provision for deferred taxes	(246,373)	(416,106)
Stock-based compensation expense	811,781	521,715
Net losses on sale of securities available for sale	355,161	58,663
Net losses on sale or disposal of premises and equipment	1,258	3,691
Increase in Bank owned life insurance	(347,445)	(305,760)
Excess tax benefit related to stock-based compensation plans	(64,119)	-
Increase in interest receivable	(297,530)	(622,198)
Increase in interest payable	424,686	299,459
Decrease in taxes payable	(2,068,556)	(149,512)
Net other operating activities	2,030,925	253,793
Total adjustments	3,403,029	1,985,850
Net cash provided by operating activities	6,324,134	4,339,487
INVESTING ACTIVITIES		
(Increase) decrease in interest-bearing deposits in banks	1,773,898	(766,813)
Purchases of securities available for sale	(81,182,050)	(35,262,508)
Proceeds from maturities of securities available for sale	14,472,492	8,605,911
Proceeds from sale of securities available for sale	42,595,907	7,615,419
Net change in Federal Home Loan Bank stock	(470,300)	427,600
Increase in federal funds sold	(1,828,000)	(5,857,000)
Purchase of intangible asset	-	(1,000,000)
Increase in loans, net	(29,340,852)	(23,610,563)
Purchases of premises and equipment	(3,225,354)	(1,860,271)
Proceeds from sale of premises and equipment	249,623	-
Net cash used in investing activities	(56,954,636)	(51,708,225)
FINANCING ACTIVITIES		
Increase in deposits	31,440,906	60,548,235
Increase in federal funds purchased and securities sold under agreement to repurchase	9,757,058	5,294,172
Proceeds from other borrowings	15,000,000	25,000,000
Repayment of other borrowings	(5,000,000)	(35,000,000)
Excess tax benefit related to stock-based compensation plans	64,119	-
Proceeds from exercise of stock options	115,368	-
Purchase of treasury shares, net	(811,374)	(8,517,585)
Dividends paid to stockholders	(762,971)	(673,936)
Net cash provided by financing activities	49,803,106	46,650,886
Net decrease in cash and due from banks	(827,396)	(717,852)
Cash and due from banks at beginning of period	9,781,232	10,499,084
Cash and due from banks at end of period	$ 8,953,836	$ 9,781,232
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 13,037,685	$ 8,077,229
Taxes	1,464,533	1,298,095
NONCASH TRANSACTIONS		
Increase (decrease) in unrealized losses on securities available for sale	$ 463,068	$ (723,230)
Increase in unrealized gains on cash flow hedges	391,396	-
Principal balances of loans transferred to foreclosed assets	605,622	708,180
Pension liability adjustment	289,798	1,279,785

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Heritage Financial Group (the "Company") is a mid-tier holding company whose business is primarily conducted by its wholly-owned subsidiary, HeritageBank of the South (the "Bank"). The Company is a 73% owned subsidiary of Heritage, MHC, a federally chartered mutual holding company. The other 27% of the Company is owned by the public who acquired shares of the Company through a stock offering completed on June 29, 2005. Through the Bank, the Company operates a full service banking business and offers a broad range of retail and commercial banking services to its customers located in a market area which includes Southwest Georgia and Central Florida. The Company and the Bank are subject to the regulations of certain federal and state agencies and are periodically examined by those regulatory agencies.

Minority Stock Offering

The Company completed an initial public stock offering on June 29, 2005. It sold 3,372,375 shares of common stock in that offering for $10.00 per share. The Company's employee stock ownership plan (the "ESOP") purchased 440,700 shares with the proceeds of a loan from the Company. The Company received net proceeds of $32.4 million in the public offering, of which 50% was contributed to the Bank and $4.4 million was lent to the ESOP for its purchase of shares in the offering. The Company also issued an additional 7,867,875 shares of common stock to Heritage, MHC, so that Heritage, MHC would own 70% of the outstanding common stock at the closing of that offering.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, contingent assets and liabilities and deferred tax assets. The determination of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and the valuation of foreclosed real estate, management obtains independent appraisals for significant collateral.

Cash, Due from Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, deposits and interest-bearing deposits in banks are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balance requirements was approximately $1,749,000 and $1,193,000 at December 31, 2007 and 2006, respectively.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Management has not classified any of its debt securities as held to maturity. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income, net of the related deferred tax effect. Equity securities, including restricted equity securities, without a readily determinable fair value are classified as available for sale and recorded at cost.

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the settlement date. Declines in the fair value of securities available for sale below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at their outstanding principal balances less unearned income, net deferred fees and costs on originated loans and the allowance for loan losses. Interest income is accrued on the outstanding principal balance.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Past due status is based on contractual terms of the loan. Generally, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued, but not collected for loans that are placed on nonaccrual or charged off, is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower's ability to pay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Mortgage Origination Fees

The Company originates first mortgage loans for other investors. These loans are not funded by the Company but, upon closing, the Company receives a fee from the investor. Generally, the Company receives fees equivalent to a stated percentage of the loan amount.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives:

	Years
Buildings	39
Furniture and equipment	3-7

Intangible Assets

Intangible assets consist of a payment made to complete a series of transactions which allowed the Company to acquire the right to branch into Florida in 2006. This indefinite lived intangible asset is required to be tested at least annually for impairment or whenever events occur that may indicate the recoverability of the carrying amount is not probable. In the event of impairment, the amount by which the carrying amount exceeds the fair value is charged to earnings. The Company performed its annual test of impairment in the fourth quarter and determined that there was no impairment in the carrying value of this intangible asset.

Foreclosed Assets

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are expensed. The carrying amount of foreclosed assets at December 31, 2007 and 2006 was $364,999 and $322,449, respectively.

Pension Plan

The compensation cost of an employee's pension benefit is recognized on the projected unit credit method over the employee's approximate service period. The Company's funding policy is to contribute annually an amount that satisfies the funding standard account requirements of ERISA.

Employee Stock Ownership Plan ("ESOP")

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of stockholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, since the Company sponsors the ESOP with an employer loan, neither the ESOP's loan payable or the Company's loan receivable are reported in the Company's consolidated balance sheet. Likewise, the Company does not recognize interest income or interest cost on the loan. Unallocated shares held by the ESOP are recorded as unearned ESOP shares in the consolidated statement of changes in stockholders' equity. As shares are released for allocation, the Company recognizes compensation expense equal to the average market price of the shares for the period.

Treasury Stock

The Company's repurchases of shares of its common stock are recorded at cost as treasury stock and result in a reduction of stockholders' equity. When treasury shares are reissued, the Company uses an average cost method and any difference in repurchase cost and reissuance price is recorded as an increase or reduction in capital surplus.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per share represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period, excluding unearned shares of the Employee Stock Ownership Plan and unvested shares of stock. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and dilutive potential common shares. Potential common shares consist only of stock options and unvested restricted shares.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Reclassification of Certain Items

Certain items in the consolidated financial statements as of and for the year ended December 31, 2006 have been reclassified, with no effect on total assets or net income, to be consistent with the classifications adopted for the year ended December 31, 2007.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. The Statement provides guidance for using fair value to measure assets and liabilities. It defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement. Under the Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the Statement establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the Statement, fair value measurements would be separately disclosed by level within the fair value hierarchy. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is not expected to have a material impact on the Company's financial condition or results of operations.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115*. The Statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable (unless a new election date occurs) and is applied only to entire instruments and not to portions of instruments. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity* Securities, applies to all entities with available-for-sale and trading securities. Statement No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 and is not expected to have a material impact on the Company's financial condition or results of operations.

In December 2007, the FASB issued Statement No. 141 (Revised 2007), *Business Combinations.* The Statement will significantly change the accounting for business combinations, as an acquiring entity will be required to recognize all the assets and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. The Statement changes the accounting treatment for several specific items, such as acquisition costs, noncontrolling interests (formerly referred to as minority interests), contingent liabilities, restructuring costs and changes in deferred tax asset valuation allowances. The Statement also includes a substantial number of new disclosure requirements. Statement No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company is currently evaluating the impact the adoption of this statement will have on the accounting for future acquisitions and business combinations.

In December 2007, the FASB issued Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51.* The Statement establishes new accounting and reporting standards for the noncontrolling interest (formerly referred to as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. Statement No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on our after December 15, 2008 and early adoption is prohibited. The Company currently does not have any noncontrolling interests and is evaluating the impact the adoption of this statement will have on the accounting for future business combinations.

NOTE 2. SECURITIES

The amortized cost and fair value of securities available for sale with gross unrealized gains and losses are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007:				
U. S. Government sponsored agencies	**$ 14,969,355**	**$ 62,808**	**$ (35,858)**	**$ 14,996,305**
State and municipal securities	**32,991,873**	**42,779**	**(1,156,205)**	**31,878,447**
Corporate debt securities	**4,453,786**	**-**	**(600,183)**	**3,853,603**
Mortgage-backed securities	**55,765,963**	**265,446**	**(432,910)**	**55,598,499**
Total debt securities	**108,180,977**	**371,033**	**(2,225,156)**	**106,326,854**
Equity securities	**1,924,014**	**-**	**(383,676)**	**1,540,338**
Total securities	**$ 110,104,991**	**$ 371,033**	**$ (2,608,832)**	**$ 107,867,192**
December 31, 2006:				
U. S. Government sponsored agencies	$ 29,613,640	$ 15,996	$ (190,645)	$ 29,438,991
State and municipal securities	16,488,605	15,162	(188,281)	16,315,486
Corporate debt securities	4,471,524	–	(365,636)	4,105,888
Mortgage-backed securities	28,837,929	10,761	(804,257)	28,044,433
Total debt securities	79,411,698	41,919	(1,548,819)	77,904,798
Equity securities	6,934,800	–	(267,831)	6,666,969
Total securities	$ 86,346,498	$ 41,919	$ (1,816,650)	$ 84,571,767

The amortized cost and fair value of debt securities available for sale as of December 31, 2007 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed

Notes to Consolidated Financial Statements

securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
Due in one year or less	$ 4,380,224	$ 4,377,490
Due from one year to five years	4,713,132	4,475,949
Due from five to ten years	5,882,412	5,893,054
Due after ten years	37,439,246	35,981,862
Mortgage-backed securities	55,765,963	55,598,499
	$ 108,180,977	$ 106,326,854

Securities with a carrying value of $40,863,150 and $16,662,841 at December 31, 2007 and 2006, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Gains and losses on sales of securities available for sale consist of the following:

	December 31, 2007	December 31, 2006
Gross gains on sales of securities	$ **108,594**	$ 15,462
Gross losses on sales of securities	**(463,755)**	(74,125)
Net realized losses on sales of securities available for sale	$ **(355,161)**	$ (58,663)

The following table shows the gross unrealized losses and fair value of securities aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2007 and 2006.

	Less Than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2007:						
U. S. Government sponsored agencies	**$ 1,491,434**	**$ (8,566)**	**$ 1,470,007**	**$ (27,292)**	**$ 2,961,441**	**$ (35,858)**
State and municipal securities	**18,870,294**	**(1,014,825)**	**5,601,015**	**(141,380)**	**24,471,309**	**(1,156,205)**
Corporate debt securities	**–**	**–**	**2,822,003**	**(600,183)**	**2,822,003**	**(600,183)**
Mortgage-backed securities	**5,096,750**	**(11,716)**	**15,847,197**	**(421,194)**	**20,943,947**	**(432,910)**
Subtotal, debt securities	**25,458,478**	**(1,035,107)**	**25,740,222**	**(1,190,049)**	**51,198,700**	**(2,225,156)**
Equity securities	**1,214,192**	**(275,023)**	**326,147**	**(108,653)**	**1,540,339**	**(383,676)**
Total temporarily impaired securities	**$ 26,672,670**	**$ (1,310,130)**	**$ 26,066,369**	**$ (1,298,702)**	**$ 52,739,039**	**$ (2,608,832)**
December 31, 2006:						
U. S. Government sponsored agencies	$ 1,997,324	$ (2,676)	$ 10,411,755	$ (187,969)	$ 12,409,079	$ (190,645)
State and municipal securities	11,364,227	(143,396)	3,220,803	(44,885)	14,585,030	(188,281)
Corporate debt securities	–	–	3,374,233	(365,636)	3,374,233	(365,636)
Mortgage-backed securities	–	–	25,208,842	(804,257)	25,208,842	(804,257)
Subtotal, debt securities	13,361,551	(146,072)	42,215,633	(1,402,747)	55,577,184	(1,548,819)
Equity securities	–	–	6,666,969	(267,831)	6,666,969	(267,831)
Total temporarily impaired securities	$ 13,361,551	$ (146,072)	$ 48,882,602	$ (1,670,578)	$ 62,244,153	$ (1,816,650)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.

At December 31, 2007, 87 debt securities have unrealized losses less than 3% from the Company's amortized cost basis. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and industry analysts' reports. As management has the intent and ability to hold the securities until maturity, or for the foreseeable future and due to the fact that the unrealized losses relate primarily to changes in interest rates and do not affect the expected cash flows of the underlying collateral or issuer, no declines are deemed to be other than temporary.

NOTE 3. LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of loans is summarized as follows:

	December 31,	
	2007	2006
Commercial real estate	**$ 41,630,161**	$ 44,496,260
Commercial and industrial loans	**44,921,900**	34,007,661
Multifamily	**12,296,741**	16,913,240
Construction and land	**51,308,309**	32,822,450
Farmland	**4,817,842**	2,641,587
Mortgage loans, 1-4 families	**74,752,559**	73,680,613
Home equity	**17,256,522**	16,368,242
Indirect auto loans	**31,898,142**	29,159,407
Direct auto loans	**15,819,782**	17,172,420
Student loans	**593,765**	702,684
Other	**9,377,415**	8,811,672
	304,673,138	276,776,236
Total allowance for loan losses	**(4,415,669)**	(4,075,997)
Loans, net	**$300,257,469**	$272,700,239

The following is a summary of information pertaining to impaired loans:

	As of and For the Years Ended December 31,	
	2007	2006
Impaired loans without a valuation allowance	**$ –**	$ –
Impaired loans with a valuation allowance	**3,211,635**	257,649
Total impaired loans	**$ 3,211,635**	$ 257,649
Valuation allowance related to impaired loans	**$ 434,986**	$ 38,485
Average investment in impaired loans	**$ 1,928,011**	$ 576,662
Forgone interest income on impaired loans	**$ 66,180**	$ 43,717

Loans on nonaccrual status amounted to $3,211,635 and $257,649 at December 31, 2007 and 2006, respectively. There were no loans past due ninety days or more and still accruing interest at December 31, 2007 and 2006, respectively. There were no significant amounts of interest income recognized on impaired loans on the cash basis for the years ended December 31, 2007 and 2006.

Changes in the allowance for loan losses for the years ended December 31, 2007 and 2006 are as follows:

	December 31,	
	2007	2006
Balance, beginning of year	**$ 4,075,997**	$ 3,617,678
Provision for loan losses	**1,178,000**	695,000
Loans charged off	**(1,033,471)**	(398,353)
Recoveries of loans previously charged off	**195,143**	161,672
Balance, end of year	**$ 4,415,669**	$ 4,075,997

In the ordinary course of business, the Company has granted loans to certain directors, executive officers and their affiliates. Changes in related party loans at December 31, 2007 are summarized as follows:

Balance, beginning of year	$ 3,570,195
Advances	904,238
Repayments	(1,040,499)
Changes in officer/director	7,188,009
Balance, end of year	$ 10,621,943

NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2007	2006
Land	**$ 4,770,720**	$ 4,790,361
Buildings	**8,959,020**	9,167,686
Furniture and equipment	**7,797,802**	8,158,419
Construction in progress	**2,641,120**	59,217
	24,168,662	22,175,683
Accumulated depreciation	**(9,353,142)**	(9,360,201)
	$ 14,815,520	$ 12,815,482

Included in construction in progress at December 31, 2007 was $1,464,671 for the construction of the Company's first permanent branch in Ocala, Florida. This branch was completed and placed in service in January 2008. Substantially all of the construction costs for this building were incurred as of December 31, 2007.

The Company also had $1,169,440 in construction in progress at December 31, 2007 related to the purchase and renovation of an existing building in Ocala, which will be used as the Company's main branch in that market. The Company estimates it will incur an additional $750,000 to complete this branch.

Depreciation and amortization expense was $974,435 and $1,045,566 for the years ended December 31, 2007 and 2006, respectively.

Leases

The Company has two leases for office space being used as branch locations. One of the locations is leased on a month-to-month basis in Lee County, Georgia. The other location is under a noncancelable operating lease on its banking facility in Ocala, Florida.

The Company has also obtained assignment of a 99 year land lease associated with its future main office in Ocala, Florida with a remaining life of approximately 65 years.

Rental expense under all operating leases amounted to $129,054 and $108,522 for the years ended December 31, 2007 and 2006, respectively.

Future minimum lease commitments on noncancelable operating leases, excluding any renewal options, are summarized as follows:

2008	$ 55,185
2009	56,444
2010	57,742
2011	24,472
2012	13,200
Thereafter	782,100
	$ 989,143

NOTE 5. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2007 and 2006 was $80,700,272 and $57,328,000, respectively. The scheduled maturities of time deposits at December 31, 2007 are as follows:

2008	$150,864,187
2009	10,506,631
2010	7,467,206
2011	3,705,349
2012 and beyond	1,515,350
	$174,058,723

At December 31, 2007 and 2006, overdraft deposit accounts reclassified to loans totaled $513,430 and $380,150, respectively.

The Company had $64,894,275 and $40,818,417 in brokered deposits as of December 31, 2007 and 2006, respectively.

NOTE 6. EMPLOYEE BENEFIT PLANS

Pension Plan

The Company provides pension benefits for eligible employees through a defined benefit pension plan. All employees that meet certain age and service requirements participate in the retirement plan on a noncontributing basis. Information pertaining to the activity in the plan is as follows:

	December 31, 2007	December 31, 2006
Changes in benefit obligations:		
Obligations at beginning of year	$ 7,361,124	$ 6,190,265
Service cost	707,337	618,266
Interest cost	413,137	350,297
Benefits paid	(1,271,190)	(396,766)
Actuarial losses	364,241	599,062
Obligations at end of year	$ 7,574,649	$ 7,361,124
Changes in plan assets:		
Fair value of assets at beginning of year	$ 6,050,241	$ 3,991,420
Actual return on assets	248,637	605,587
Company contributions	1,200,000	1,850,000
Benefits paid	(1,271,190)	(396,766)
Fair value of assets at end of year	$ 6,227,688	$ 6,050,241
Funded status at end of year, included in other liabilities	$ (1,346,961)	$ (1,310,883)
Pretax amounts recognized in accumulated other comprehensive income consist of:		
Net loss	$ 3,462,374	$ 3,163,462
Prior service cost	185,047	194,161
	$ 3,647,421	$ 3,357,623
Accumulated benefit obligation	$ 6,065,240	$ 5,874,388
Net periodic benefit cost:		
Service cost	$ 707,337	$ 618,266
Interest cost	413,137	350,297
Expected return on plan assets	(465,558)	(291,996)
Amortization of prior losses	282,250	333,986
Amortization of service costs	9,114	9,114
Net periodic benefit cost	$ 946,280	$ 1,019,667

Notes to Consolidated Financial Statements

Other changes in plan assets and benefit obligations recognized in other comprehensive income for the year ending December 31, 2007:

Current year actuarial loss	$ 581,162
Amortization of prior losses	(282,250)
Amortization of prior service cost	(9 798
Total recognized in other comprehensive income	$ 289,798

As of December 31, 2006, the Company had adopted the provisions of Statement of Financial Accounting Standards 158, "Employer's Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132" ("SFAS 158"). The table below summarizes the incremental effects of the adoption of SFAS 158 on the individual line items included in the Company's Consolidated Balance Sheet at December 31, 2006:

	Prior to SFAS 158 Adjustments	SFAS 158 Adjustments	After SFAS 158 Adjustments
Assets:			
Intangible pension asset	$ 194,161	$ (194,161)	$ –
Deferred tax asset	840,857	490,776	1,331,633
Liabilities:			
Liability for pension benefits	266,219	1,044,664	1,310,883
Stockholders' equity:			
Accumulated other comprehensive loss	1,279,308	748,049	2,027,357

The Company also changed its measurement date from September 30, which was used for the reporting periods ending December 31, 2005 and earlier, to December 31 during the reporting period ending December 31, 2006. The result of this change in measurement date is an adjustment to retained earnings of $148,928, net of tax of $99,286, and an adjustment to other comprehensive income of $1,367, net of tax of $912.

	December 31, 2007	December 31, 2006
Assumptions used in computations:		
In computing ending obligations:		
Discount rate	**5.75%**	5.75%
Rate of compensation increase	**3.00%**	3.00%
In computing expected return on plan assets	**7.50%**	7.50%

To determine the expected rate of return on plan assets, the Company considers the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The approximate allocation of plan assets as of December 31, 2007 and 2006 is as follows:

	2007	2006
Fixed income	**59.4%**	34.5%
Equities	**39.1%**	56.1%
Cash and cash equivalents	**1.5%**	9.4%

Plan fiduciaries set investment policies and strategies for the plan assets. Long-term strategic investment objectives include capital appreciation through balancing risk and return.

The Company expects to contribute $1,000,000 to the plan during 2008.

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost during 2008 are as follows:

Prior service cost	$ 9,114
Net loss	310,909
	$ 320,023

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

Fiscal Year	Amount
2008	$ 19,190
2009	19,094
2010	28,585
2011	63,112
2012	124,319
2013-2017	922,336

401(K) Plan

The Company has also established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a portion of their compensation up to 25%, subject to certain limits based on federal tax laws. Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Bank matches 50% of employee's contributions up to 4% of their salary. Total expense recorded for the Bank's match was approximately $87,000 and $95,000 for December 31, 2007 and 2006, respectively.

Employee Stock Ownership Plan (ESOP)

In connection with the minority stock offering, the Company established an Employee Stock Ownership Plan ("ESOP") for the benefit of its employees with an effective date of June 29, 2005. The ESOP purchased 440,700 shares of common stock from the minority stock offering with proceeds from a ten-year note in the amount of $4,407,000 from the Company. The Company's Board of Directors determines the amount of contribution to the ESOP annually, but it is required to make contributions sufficient to service the ESOP's debt. Shares are released for allocation to employees as the ESOP debt is repaid. Eligible employees receive an allocation of released shares at the end of the calendar year on a relative compensation basis. An employee becomes eligible on January 1st or July 1st immediately following the date they complete one year of service. Company dividends on allocated shares will be paid to employee accounts. Dividends on unallocated shares held by the ESOP will be applied to the ESOP note payable.

Contributions to the ESOP during 2007 and 2006 amounted to $556,691 in each year.

Compensation expense for shares committed to be released under the Company's ESOP in 2007 and 2006 were $650,806 and $601,539, respectively. Shares held by the ESOP were as follows:

	2007	2006
Shares released for allocation	**110,175**	66,105
Unearned	**330,525**	374,595
Total ESOP shares	**440,700**	440,700
Fair value of unearned shares	**$ 3,718,406**	$ 6,237,007

NOTE 7. DEFERRED COMPENSATION PLANS

The Company has entered into separate deferred compensation arrangements with certain executive officers and directors. The plans call for certain amounts payable at retirement, death or disability. The estimated present value of the deferred compensation is being accrued over the remaining expected service period. The Company has purchased life insurance policies which they intend to use to finance this liability. Cash surrender value of life insurance of $8,640,647 and $8,293,202 at December 31, 2007 and 2006, respectively, is separately stated on the consolidated balance sheets. In September of 2007, the Company accelerated vesting under its deferred compensation agreements with each of its currently serving covered directors and executives. Under this acceleration, each covered director and executive is fully vested in their plan balance.

Accrued deferred compensation of $3,484,114 and $1,965,264 at December 31, 2007 and 2006, respectively, is included in other liabilities.

The Company has also entered into deferred salary agreements with certain officers electing to defer a portion of their salary. These amounts are expensed and the plan accumulates the deferred salary plus earnings. At December 31, 2007 and 2006, the liability for these agreements was $362,064 and $302,566, respectively, and is included in other liabilities.

Aggregate compensation expense under the plans was $1,443,220 and $352,831 for 2007 and 2006, respectively.

NOTE 8. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements are secured borrowings and are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2007 and 2006 were as follows:

	December 31,	
	2007	2006
Sold in overnight agreements maturing in one to four days	**$ 288,452**	$ 5,531,394
Sold in a structured agreement at a variable rate due March 8, 2017 with a quarterly put beginning March 8, 2010. The rate resets quarterly and was 4.75% at December 31, 2007.	**10,000,000**	–
Sold in a structured agreement at a fixed rate of 4.75% due August 21, 2017 with a quarterly put beginning August 21, 2011.	**5,000,000**	–
	$ 15,288,452	$ 5,531,394

NOTE 9. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,	
	2007	2006
Advance from Federal Home Loan Bank with interest at a fixed rate of 5.16% until March 24, 2008, due June 22, 2009	**$ 10,000,000**	$ 10,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 3.71% until September 17, 2009, due September 17, 2014	**5,000,000**	5,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 4.23% until August 17, 2010, due August 17, 2015	**5,000,000**	5,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 3.40% until December 10, 2007, due December 10, 2009	**–**	5,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 4.54% until October 30, 2009, due October 31, 2016	**15,000,000**	15,000,000
Advance from Federal Home Loan Bank with interest at a fixed rate of 5.24%, due July 21, 2008	**10,000,000**	–
Advance from Federal Home Loan Bank with interest at a fixed rate of 4.36%, due December 10, 2008	**5,000,000**	–
	$ 50,000,000	$ 40,000,000

The advances from Federal Home Loan Bank are collateralized by the pledging of a blanket lien on all first mortgage loans and other specific loans, as well as FHLB stock.

Other borrowings at December 31, 2007 have maturities in future years as follows:

2008	$ 15,000,000
2009	10,000,000
2010	–
2011	–
2012	–
Later years	25,000,000
	$ 50,000,000

The Company and subsidiary Bank have available unused lines of credit with various financial institutions including the FHLB totaling approximately $51,787,000 at December 31, 2007.

NOTE 10. INCOME TAXES

The income tax expense (benefit) in the consolidated statements of income consists of the following:

	Years Ended December 31, 2007	2006
Current	**$ 457,865**	$ 1,148,583
Reversal of contingent tax liability	**(1,061,888)**	–
Deferred	**(246,373)**	(416,106)
	$ (850,396)	$ 732,477

The Company's income tax expense (benefit) differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31, 2007	2006
Tax at federal income tax rate	**$ 704,041**	$ 1,049,279
Increase (decrease) resulting from:		
Reversal of contingent tax liability	**(1,061,888)**	–
Tax-exempt interest	**(361,592)**	(83,430)
Bank owned life insurance	**(118,131)**	(103,958)
State income taxes	**–**	38,075
Employee Stock Ownership Plan	**31,999**	15,248
Other	**(44,825)**	(182,737)
Provision for income taxes	**$ (850,396)**	$ 732,477

Notes to Consolidated Financial Statements

	Years Ended December 31, 2007	2006
Deferred tax assets:		
Loan loss reserves	**$ 1,099,315**	$ 1,038,110
Deferred compensation	**1,182,086**	899,421
Organizational cost	**9,664**	14,374
Pension liability	**1,458,633**	1,448,657
Unrealized loss on securities available for sale	**888,070**	702,840
Stock-based compensation	**224,333**	41,671
Nonaccrual loans	**10,922**	6,293
Other	**5,676**	5,628
	4,878,699	4,156,994
Deferred tax liabilities:		
Depreciation and amortization	**350,926**	178,368
Unrealized gain on cash flow hedges	**156,558**	-
Deferred pension costs	**324,267**	238,446
Deferred loans costs	**21,747**	-
	853,498	416,814
Net deferred tax assets	**$ 4,025,201**	$ 3,740,180

NOTE 11. EARNINGS PER SHARE

The components used to calculate basic and diluted earnings per share as required by Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS 128") for the years ended December 31, 2007 and 2006 follows:

	Years Ended December 31, 2007	2006
Basic Earnings and Shares:		
Net Income	**$ 2,921,105**	$ 2,353,637
Weighted-average basic shares outstanding	**10,337,804**	10,700,190
Basic Earnings Per Share:		
Net Income	**$ 0.28**	$ 0.22
Diluted Earnings and Shares:		
Net Income	**$ 2,921,105**	$ 2,353,637
Weighted-average basic shares outstanding	**10,337,804**	10,700,190
Add: Stock options and nonvested shares	**39,521**	17,801
Weighted-average diluted shares outstanding	**10,377,325**	10,717,991
Diluted Earnings Per Share:		
Net Income	**$ 0.28**	$ 0.22

NOTE 12. STOCK PLANS AND STOCK-BASED COMPENSATION

On May 17, 2006, our stockholders approved the 2006 Equity Incentive Plan ("the Plan"). The purpose of the Plan is to promote the long-term growth and profitability of Heritage Financial Group, to provide directors, advisory directors, officers and employees of Heritage Financial Group and its affiliates with an incentive to achieve corporate objectives, to attract and retain individuals of outstanding competence, and to provide such individuals with an equity interest in Heritage Financial Group. Under the Plan, the Compensation Committee of the Board of Directors has discretion to award up to 771,149 shares, of which 550,821 were available as stock options or stock appreciation rights and 220,328 shares were available as restricted stock awards. During 2006, the Compensation Committee of the Board of Directors granted stock options and tandem stock appreciation rights totaling 520,605 shares and granted restricted stock awards totaling 207,905 shares. All stock options, stock appreciation rights and restricted stock awards vest over a period of five years.

The Company granted restricted awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The unearned compensation related to these awards is being amortized to compensation expense over the period the restrictions lapse (generally one to five years). The share-based expense for these awards was determined based on the market price of our stock at the date of grant applied to the total number of shares that were anticipated to fully vest, amortized over the vesting period.

On May 19, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment (SFAS 123R) as part of approving its first stock-based compensation arrangement.

At December 31, 2007, there was $1,054,268 of unrecognized compensation cost related to stock options, which is expected to be recognized over a weighted-average period of 3.3 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed in the table below. Expected volatilities are based on historical volatility of a peer group of the Company's stock. Expected dividends are based on dividend trends and the market price of the Company's stock price at grant. Historical data is used to estimate option exercises and employee terminations within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of the status of the two plans at December 31, 2007 and 2006, along with changes during the years then ended follows:

	2007		2006	
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Under option, beginning of year	**520,605**	**$ 12.60**	–	$ –
Granted	–	–	520,605	12.60
Exercised	**(9,200)**	**12.54**	–	–
Forfeited	**(36,800)**	**12.54**	–	–
Under option, end of year	**474,605**	**$ 12.60**	520,605	$ 12.60
Exercisable at end of year	**94,921**	**$ 12.60**	-	$ –
Weighted-average fair value per option of options granted during year		**$ –**		$ 3.19
Total grant-date fair value of options vested during the year		**$ 333,900**		$ –
Total intrinsic value of options exercised during the year		**$ 14,812**		$ –
Shares available for grant		**67,016**		30,216

Notes to Consolidated Financial Statements

The following table presents information on stock options outstanding for the period shown, less estimated forfeitures:

	Years Ended December 31, 2007	2006
Stock options vested and expected to vest:		
Number	**474,605**	520,605
Weighted Average Exercise Price	**$ 12.60**	$ 12.60
Aggregate Intrinsic Value	**-**	2,109,012
Weighted Average Contractual Term of Options	**8.4 years**	9.3 years

	Years Ended December 31, 2007	2006
Stock options vested and currently exercisable:		
Number	**94,921**	-
Weighted Average Exercise Price	**$ 12.60**	-
Aggregate Intrinsic Value	**-**	-
Weighted Average Contractual Term of Options	**8.4 years**	-

A further summary of the options outstanding at December 31, 2007 follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Contractual Life in Years	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ 12.54	467,105	8.4	$ 12.54	93,421	$ 12.54
$ 16.63	7,500	8.9	$ 16.63	1,500	$ 16.63
	474,605	8.4	$ 12.60	94,921	$ 12.60

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing mode. Expected volatilities are based on historical volatility of the Company's stock. Expected dividends are based on expected dividend trends and the expected market price of the Company's stock price at grant. Historical data is used to estimate option exercises and employee terminations within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions listed in the table below were used for the period indicated.

	Year Ended December 31, 2006
Weighted-average risk-free interest rate	5.04 %
Weighted average expected life of the options	7.5 years
Weighted average expected dividends (as a percent of the fair value of the stock)	1.48 %
Weighted-average expected volatility	14.41 %

For the years ended December 31, 2007 and 2006, the Company recognized pre-tax compensation expense related to stock options of $316,139 and $203,148, respectively.

The Company also grants restricted stock periodically as a part of the 2006 Plan for the benefit of employees and directors. Under the Plan, 220,328 shares of common stock were reserved for restricted stock grants. At December 31, 2007, restricted stock grants covering 207,905 shares of common stock had been issued, 14,632 had been forfeited, and 27,055 shares were available for grant. Restricted stock grants are made at the discretion of the Board of Directors. Compensation expense for restricted stock is based on the market price of the Company stock at the time of the grant and amortized on a straight-line basis over the vesting period which is currently five years for all grants issued. Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant and receive all dividends with respect to such shares, whether or not the shares have vested. The restriction is based upon continuous service. Restricted stock consists of the following for the year ended December 31, 2007:

	Restricted Shares	Weighted Average Market Price at Grant
Balance, beginning of year	207,905	$ 12.60
Granted	–	–
Vested	41,581	12.60
Forfeited	14,632	12.54
Balance, end of year	151,692	$ 12.60

The balance of unearned compensation related to these restricted shares as of December 31, 2007 was $1,652,853. Total compensation expense recognized for the restricted shares granted to employees and directors for the years ended December 31, 2007 and 2006 was $495,642 and $318,566, respectively.

NOTE 13. DERIVATIVE FINANCIAL INSTRUMENTS

In 2007, the Company entered into three, 5-year interest rate swap agreements totaling a $20 million notional amount to hedge against interest rate risk in a declining rate environment. As a cash flow hedge, the portion of the change in the fair value of the derivative that has been deemed highly effective is recognized in other comprehensive income until the related cash flows from the hedged item are recognized in earnings. At December 31, 2007, the Company reported a $234,838 gain, net of a $156,558 tax effect, in other comprehensive income related to cash flow hedges. For the year ended December 31, 2007, the Company recorded a $2,372 reduction in interest and fees on loans from theses derivative instruments. The Company documents, both at inception and periodically over the life of the hedge, its analysis of actual and expected hedge effectiveness. To the extent that the hedge of future cash flows is deemed ineffective, changes in the fair value of the derivative are recognized in earnings as a component of other noninterest expense. For the year ended December 31, 2007, there was no ineffectiveness recognized in other noninterest expense attributable to cash flow hedges. A summary of the Company's derivative financial instruments at December 31, 2007 is shown in the following table:

Commence Date	Termination Date	Derivative Type	Notional Amount	Rate Received	Rate Hedged	Estimated Fair Value at December 31, 2007
10/29/2007	10/29/2012	Interest rate swap	$ 10,000,000	7.33%Fixed	Prime Floating	$ 159,043
11/2/2007	11/2/2012	Interest rate swap	5,000,000	7.50% Fixed	Prime Floating	117,316
11/2/2007	11/2/2012	Interest rate swap	5,000,000	8.00% Fixed	Prime Floating + 0.50%	115,037
			$ 20,000,000			$ 391,396

NOTE 14. COMMITMENTS AND CONTINGENT LIABILITIES

The Company's asset-liability management policy allows the use of certain derivative financial instruments for hedging purposes in managing the Company's interest rate risk. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. The most common derivative instruments include interest rate swaps, caps, floors and collars. The Company accounts for its derivative financial instruments under FASB No. 133, Accounting for Derivative Instruments and Hedging Activities, and as such, the fair value of its derivative financial instruments is included in other assets in the Consolidated Balance Sheets.

Loan Commitments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

	December 31,	
	2007	2006
Commitments to extend credit	**$ 44,174,786**	$ 32,902,890
Financial standby letters of credit	**4,990,926**	1,053,531
	$ 49,165,712	$ 33,956,421

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

At December 31, 2007 and 2006, the carrying amount of liabilities related to the Company's obligation to perform under financial standby letters of credit was insignificant. The Company has not been required to perform on any financial standby letters of credit and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2007 and 2006.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 15. CONCENTRATIONS OF CREDIT

The Company makes commercial, residential, construction, agricultural, agribusiness and consumer loans to customers primarily in counties in Southwest Georgia and North Central Florida. A substantial portion of the Company's customers' abilities to honor their contracts is dependent on the business economy in the geographical areas served by the Bank.

A substantial portion of the Company's loans are secured by real estate in the Company's primary market areas. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of other real estate owned are susceptible to changes in real estate conditions in the Company's primary market area.

The Bank, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, or approximately $11,855,000.

NOTE 16. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2007, approximately $1,571,500 of retained earnings were available for dividend declaration without regulatory approval.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital, as defined by the regulations, to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2007 and 2006, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category. Prompt corrective action provisions are not applicable to bank holding companies.

The Bank's actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:						
Total Capital to Risk Weighted Assets						
HeritageBank of the South	**$ 60,191,000**	**17.1%**	**$ 28,087,000**	**8.0%**	**$ 35,108,000**	**10.0%**
Tier I Capital to Risk Weighted Assets						
HeritageBank of the South	**$ 55,802,000**	**15.9%**	**$ 14,043,000**	**4.0%**	**$ 21,065,000**	**6.0%**
Tier I Capital to Average Assets:						
HeritageBank of the South	**$ 55,802,000**	**12.6%**	**$ 17,710,000**	**4.0%**	**$ 22,138,000**	**5.0%**
As of December 31, 2006:						
Total Capital to Risk Weighted Assets						
HeritageBank of the South	$ 57,136,000	18.5%	$ 24,668,000	8.0%	$ 30,835,000	10.0%
Tier I Capital to Risk Weighted Assets						
HeritageBank of the South	$ 53,279,000	17.3%	$ 12,334,000	4.0%	$ 18,501,000	6.0%
Tier I Capital to Average Assets:						
HeritageBank of the South	$ 53,279,000	13.9%	$ 15,284,000	4.0%	$ 19,105,000	5.0%

Heritage Financial Group is subject to Georgia capital requirements for holding companies. At December 31, 2007, Heritage Financial Group had total equity of approximately $65.6 million or 14.0% of total assets as of that date. Under Georgia capital requirements for holding companies, Heritage Financial Group had Tier 1 leverage capital of $66.1 million or 14.9%, which is $48.3 million above the 4.0% requirement.

Under federal law, the Bank is subject to the qualified thrift lender test. The qualified thrift lender test requires a savings institution to have at least 65% of its portfolio assets in housing related to finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.

As a Georgia savings bank, the Bank is subject to less restrictive regulations. Under Georgia regulations, the Bank is required to have no more than 50% of its assets in commercial real estate and business loans.

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair value is based on discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107, *Disclosures about Fair Value of Financial Instruments, excludes certain financial instruments* and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments.

Cash, Due From Banks, Interest-Bearing Deposits in Banks and Federal Funds Sold: The carrying amount of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximates fair value.

Securities: Fair value of securities is based on available quoted market prices. The carrying amount of equity securities with no readily determinable fair value approximates fair value.

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable.

Cash Flow Hedge Derivative Instruments: The carrying amount and fair value of cash flow hedge derivative instruments is based on available quoted market prices.

Deposits: The carrying amount of demand deposits, savings deposits and variable-rate certificates of deposit approximates fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Federal Funds Purchased, Repurchase Agreements and Other Borrowings: The carrying amount of variable rate borrowings, repurchase agreements and federal funds purchased approximates fair value. The fair value of securities sold under agreements to repurchase and fixed rate other borrowings are estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Accrued Interest: The carrying amount of accrued interest approximates fair value.

Off-Balance-Sheet Instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance-sheet financial instruments is based on fees charged to enter into such agreements.

The carrying amount and estimated fair value of the Company's financial instruments were as follows:

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash, due from banks and interest-bearing deposits in banks	$ 9,333,797	$ 9,333,797	$ 11,935,091	$ 11,935,091
Federal funds sold	$ 14,505,000	$ 14,505,000	$ 12,677,000	$ 12,677,000
Securities available for sale	$ 107,867,192	$ 107,867,192	$ 84,571,767	$ 84,571,767
Federal home loan bank stock	$ 2,969,700	$ 2,969,700	$ 2,499,400	$ 2,499,400
Loans	$ 304,673,138	$ 310,270,355	$ 276,776,236	$ 264,862,866
Allowance for loan losses	4,415,669	-	4,075,997	-
Loans, net	$ 300,257,469	$ 310,270,355	$ 272,700,239	$ 264,862,866
Cash flow hedge derivative instruments	$ 391,396	$ 391,396	$ -	$ -
Accrued interest receivable	$ 2,586,357	$ 2,586,357	$ 2,288,827	$ 2,288,827
Financial liabilities:				
Deposits	$ 330,629,410	$ 333,449,645	$ 299,188,504	$ 298,931,076
Federal funds purchased and securities sold under agreements to repurchase	$ 15,288,452	$ 15,870,319	$ 5,531,394	$ 5,531,394
Other borrowings	$ 50,000,000	$ 51,099,312	$ 40,000,000	$ 39,683,607
Accrued interest payable	$ 947,352	$ 947,352	$ 522,666	$ 522,666

NOTE 18. CONDENSED FINANCIAL INFORMATION OF HERITAGE FINANCIAL GROUP (PARENT COMPANY ONLY)

Condensed Balance Sheets
December 31, 2007 and 2006

	2007	2006
Assets		
Cash and due from banks	$ 314,135	$ 767,546
Federal funds sold	2,463,000	5,811,000
Investment securities	6,727,072	7,593,852
Investment in subsidiary	55,867,990	53,415,145
Premises and equipment, net	484,691	498,418
Other assets	449,703	217,005
Total assets	$ 66,306,591	$ 68,302,966
Liabilities		
Federal funds purchased and securities sold under agreements to repurchase	$ -	$ 5,000,000
Other liabilities	714,441	494,188
	714,441	5,494,188
Stockholders' equity	65,592,150	62,808,778
Total liabilities and stockholders' equity	$ 66,306,591	$ 68,302,966

Condensed Statements of Income
Years Ended December 31, 2007 and 2006

	2007	2006
Income		
Dividends from subsidiaries	$ 1,200,000	$ 1,600,000
Interest	523,604	658,829
Loss on sale of securities	-	(3,761)
Total income	1,723,604	2,255,068
Expense		
Depreciation	14,618	14,527
Other expense	956,704	786,027
Total expense	971,322	800,554
Income before income taxes benefits and equity in undistributed earnings of subsidiary	752,282	1,454,514
Income tax benefits	225,784	60,588
Income before equity in undistributed earnings of subsidiary	978,066	1,515,102
Equity in undistributed earnings of subsidiary	1,943,039	838,535
Net income	$ 2,921,105	$ 2,353,637

Condensed Statements of Cash Flows
Years Ended December 31, 2007 and 2006

	2007	2006
OPERATING ACTIVITIES		
Net income	$ 2,921,105	$ 2,353,637
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	14,618	14,527
Excess tax benefit related to stock-based compensation plans	(64,119)	–
Stock-based compensation expense	811,781	521,715
Loss on sale of securities	–	3,761
Undistributed earnings of subsidiary	(1,943,039)	(838,535)
Other operating activities	(535,274)	56,160
Total adjustments	(1,716,033)	(242,372)
Net cash provided by operating activities	1,205,072	2,111,265
INVESTING ACTIVITIES		
(Increase) decrease in federal funds sold	3,348,000	(1,906,000)
Purchase of premises and equipment	(891)	-
Purchases of securities	(1,500,000)	(2,500,000)
Proceeds from maturities of securities	738,460	2,330,656
Proceeds from sale of securities	1,500,000	2,497,250
Net cash provided by investing activities	4,085,569	421,906
FINANCING ACTIVITIES		
Increase (decrease) in federal funds purchased	(5,000,000)	5,000,000
Shares released to employee stock ownership plan	650,806	601,539
Excess tax benefit related to stock-based compensation plans	64,119	–
Proceeds from exercise of stock options	115,368	-
Purchase of treasury shares, net	(811,374)	(8,517,585)
Dividends paid to stockholders	(762,971)	(673,936)
Net cash used in financing activities	(5,744,052)	(3,589,982)
Net decrease in cash and due from banks	(453,411)	(1,056,811)
Cash and due from banks at beginning of year	767,546	1,824,357
Cash and due from banks at end of year	$ 314,135	$ 767,546

NOTE 19. STOCK REPURCHASE PLAN

In May and October 2006, the Board of Directors approved a plan to repurchase 555,328 shares of the Company's common stock. During 2006, the Company acquired 555,328 shares of common stock, for a total cost of $8,520,680.

In February 2007, the Board of Directors approved a plan to repurchase 300,000 shares of the Company's common stock. As of December 31, 2007, the Company had acquired 61,106 shares at a total cost of $816,227. On February 19, 2008, the Board of Directors extended this plan until February 2009.

NOTE 20. SUBSEQUENT EVENT

On March 17, 2008, the Company terminated its three interest rate swap agreements with its counterparty for a total gain of $898,725. This gain will be deferred and recognized as a component of interest and fees on loans on a straight-line basis over the next fifty-four months, which was the remaining term on the interest rate swap agreements.

Corporate Information

Administrative Offices
721 North Westover Boulevard
Albany, Georgia 31707

Company Website
www.eheritagebank.com

Stock Registrar and Transfer Agent
Stockholders should report lost stock certificates or direct inquiries concerning dividend payments, change of name, address or ownership, or consolidation of accounts to the Company's transfer agent at:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 525-7686

Independent Registered Public Accounting Firm
Mauldin & Jenkins, LLC
2303 Dawson Road
Albany, Georgia 31707

Special Counsel
Silver, Freedman & Taff, L.L.P.
3299 K Street, Suite 100
Washington, D.C. 20007

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2008 Annual Meeting upon written request to T. Heath Fountain, Senior Vice President and Chief Financial Officer, Heritage Financial Group, 721 North Westover Boulevard, Albany, Georgia 31707. In addition, the Company makes available free of charge its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after the Company electronically files such material with the SEC, and may be found on the Internet at www.eheritagebank.com, under the Investor Relations section. Stockholder and other investor-oriented inquiries may be directed to Mr. Fountain at the Company's Executive Offices.

Annual Meeting of Stockholders
The 2008 Annual Meeting of Stockholders will be held at 10:00 a.m., local time, on Wednesday, May 21, 2008, at the Hilton Garden Inn, 101 South Front Street, Albany, Georgia.

Market and Dividend Information
The common shares of Heritage Financial Group are listed on the NASDAQ Global Market under the symb HBOS. As of March 28, 2008, the Company estimates that it had approximately 1,500 stockholders, including approximately 800 beneficial owners holding shares in nominee or "street" name.

The following table sets forth the high and low commo stock prices in 2006 and 2007:

	High	Low	Dividends Paid Per Share
2006			
First quarter	$ 12.30	$ 10.82	$ 0.05
Second quarter	$ 13.45	$ 12.01	$ 0.05
Third quarter	$ 15.74	$ 13.05	$ 0.05
Fourth quarter	$ 17.00	$ 15.00	$ 0.05
2007			
First quarter	$ 16.75	$ 15.39	$ 0.06
Second quarter	$ 16.81	$ 14.81	$ 0.06
Third quarter	$ 15.25	$ 11.56	$ 0.06
Fourth quarter	$ 14.46	$ 11.00	$ 0.06

The Board of Directors of Heritage Financial Group commenced cash dividend payments to stockholders on October 24, 2005, at an initial quarterly rate of $0.05 pe share. In January 2007, the quarterly rate was increased to $0.06 per share. In January 2008, it was increased again to $0.07 per share. Heritage, MHC, which owns approximately 73% of the Company's common shares, generally has waived its right to receive cash dividends.

The Company's cash dividend policy is continually reviewed by management and the Board of Directors. The Company intends to continue its policy of paying quarterly dividends; however, these payments will depen upon a number of factors, including capital requirement regulatory limitations, the Company's financial condition, results of operations and the ability of HeritageBank of the South to pay dividends to the Company. The Company relies significantly upon such dividends from the Bank to accumulate earnings for payment of cash dividends to the stockholders. For information regarding restrictions on the payment of dividends by the Bank to the Company, see Management's Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources in this Annual Report. See also Note 13 of Notes to Consolidated Financial Statements.

Heritage
FINANCIAL GROUP

721 North Westover Boulevard
Albany, Georgia 31707
www.eheritagebank.com

END